                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                           FRIEDE GOLDMAN HALTER, INC.
(Mark One):
   __X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

          For the fiscal year ended December 31, 2001
                                            OR

   _____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the transition period from _________ to ________

Commission file number 0-22595

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     FRIEDE GOLDMAN HALTER, INC.-401(K) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     FRIEDE GOLDMAN HALTER, INC.
     13085 Industrial Seaway Road
     Gulfport, Mississippi  39503

                    FRIEDE GOLDMAN HALTER,INC.-401(K) PROFIT SHARING PLAN Financial Statements as of December 31, 2001 and December 31, 2000 and for each of the years ended December 31, 2001 and 2000; Supplemental Schedules as of and for the Year Ended December 31, 2001; and Independent Auditors' Report

                              Supplemental Schedule

Financial Statements and Supplemental Schedule

Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Years ended December 31, 2001 and December 31, 2000 with Report of Independent Auditors

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

                 Financial Statements and Supplemental Schedule

               Years ended December 31, 2001 and December 31, 2000

                                    Contents

Report of Independent Auditors ....................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits ...................  2
Statements of Changes in Net Assets Available for Benefits ........  3
Notes to Financial Statements .....................................  4


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) ... 10

Exhibit 23.1 -- Consent of Ernst & Young LLP

[LETTERHEAD OF ERNST & YOUNG]

                         Report of Independent Auditors

The Administrative Committee
Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and changes in its net assets available for benefits for the years ended December 31, 2001 and December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

New Orleans, Louisiana
July 10, 2002

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                                                     December 31
                                                               2001              2000
                                                         ----------------------------------
Assets
Investments:
   MetLife Guaranteed Fixed Income Account               $     14,895,270  $     16,479,514
   Mutual funds                                                13,071,844        14,318,588
   Loans to participants                                        2,283,101         2,868,950
   Friede Goldman Halter, Inc. common stock                       320,485         1,679,768
   Pooled separate account                                      1,333,893         2,150,554
   Money market fund                                               15,673            88,871
   Other                                                                -             3,668
                                                         ----------------------------------
Total investments                                              31,920,266        37,589,913

Receivables:
   Participants' contributions                                    221,127           512,818
   Employer contributions                                               -           193,171
                                                         ----------------------------------
Total receivables                                                 221,127           705,989
                                                         ----------------------------------
Net assets available for benefits                        $     32,141,393  $     38,295,902
                                                         ==================================

See accompanying notes.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                            Year ended December 31
                                                                           2001               2000
                                                                     -----------------------------------
Additions
Investment income:
   Net appreciation (depreciation) in fair value of mutual funds     $         69,717   $        (88,489)
   Net depreciation in fair value of common stock                          (2,151,703)        (1,350,236)
   Net depreciation in fair value of pooled separate account                 (233,475)          (197,541)
    Interest and dividend income                                            1,878,366          2,121,597
                                                                     -----------------------------------
                                                                             (437,095)           485,331
Contributions:
   Participants                                                             4,114,401          7,488,877
   Employer, net of forfeitures                                               551,603          2,802,651
   Rollovers                                                                  105,874            109,026
                                                                     -----------------------------------
                                                                            4,771,878         10,400,554
                                                                     -----------------------------------
Total additions                                                             4,334,783         10,885,885

Deductions
Benefit payments                                                           10,489,292         15,769,512
                                                                     -----------------------------------
Net decrease                                                               (6,154,509)        (4,883,627)

Net assets available for benefits:
   Beginning of year                                                       38,295,902         43,179,529
                                                                     -----------------------------------
   End of year                                                       $     32,141,393   $     38,295,902
                                                                     ===================================

See accompanying notes.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

                         Notes to Financial Statements

                               December 31, 2001

1. Description of Plan

The following is a brief description of the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan (the Plan). This description is provided for general information purposes only. Participants should refer to the Plan Adoption Agreement for a more complete description of the Plan's provisions.

General

Effective November 3, 1999, Halter Marine Group, Inc. (Halter) completed a merger with Friede Goldman International, Inc. (Friede Goldman). The surviving company, Friede Goldman, changed its official name to Friede Goldman Halter, Inc. (the Company). The Halter Marine Group, Inc. 401(k) Profit Sharing Plan was renamed the Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan and the plan year-end was changed from March 31 to December 31.

The Plan is a defined contribution plan covering all employees of the Company. Effective January 1, 2000, employees of Friede Goldman became eligible to participate in the Plan. Friede Goldman employees' years of service transferred over to the Plan. Highly compensated and leased employees are not eligible to participate in the Plan. Employees who had attained the age of 18 were eligible to participate. The entry date of the Plan is the earliest quarterly date after the eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan sponsor, Friede Goldman Halter, Inc., filed a petition for Chapter 11 Bankruptcy with the U.S. Bankruptcy Court on April 19, 2001. All plan assets are held with a trustee and are not subject to the claims made by the creditors of the sponsor.

Contributions

Each year, participants may contribute from 2% to 15% of their total compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollovers) subject to approval by the Company.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

The Company provides an annual matching contribution on behalf of each participant which is determined each year by the board of directors. During the three-month period ended March 31, 2001 and the year ended December 31, 2000, the Company matched 50% of the first 6% of base compensation that a participant contributed to the Plan. In addition, the Company may elect to make discretionary contributions, although it made no such contributions during the years ended December 31, 2001 and December 31, 2000. Effective April 1, 2001, the Company ceased matching employee contributions to the Plan in connection with its bankruptcy.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions and pay administrative expenses of the Plan. Employer contributions for the years ended December 31, 2001 and December 31, 2000 were reduced by $85,336 and $1,086,982, respectively, due to forfeited balances of terminated participants' accounts. The balance of forfeited nonvested accounts at December 31, 2001 and 2000 was $0 and $29,117, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of 12 investment options consisting of mutual funds, a guaranteed investment contract, a pooled separate account, and the Friede Goldman Halter, Inc. common stock.

Vesting

Participants vest immediately in their contributions. Prior to May 1, 2001 participants were 33% vested in the Company's contributions after one year, 67% vested after two years, and 100% vested after three years. Pursuant to the terms of Plan document all participants are fully vested as of May 1, 2001.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Loans to Participants

The Plan allows participants to borrow from their vested account balances. Loans must be approved by the plan administrator and must be a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period.

Payments of Benefits

Upon retirement, termination of service, or death, participants or their beneficiaries receive a lump sum distribution equal to the vested value of the participant's account. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined by the Plan.

Priorities Upon Termination

The Company may discontinue its contributions or the Plan may be terminated subject to the provisions of ERISA, at the Company's option. In the event of plan termination, the net assets available for plan benefits shall be liquidated. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination. The Company currently has no intention to terminate the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

Valuation of Investments

The Plan's funds are invested in mutual funds, a guaranteed investment contract and Friede Goldman Halter, Inc. common stock. Investments in mutual funds and Friede Goldman Halter, Inc. common stock are valued at quoted market prices on the last business day of the year. Investment in the pooled separate account is valued at stated redemption values. Investments in the guaranteed investment contract, which is fully benefit-responsive, are valued at contract value, which approximates fair value. Loans to participants are valued at their outstanding balances, which approximate fair value.

The fair value of the guaranteed investment contract as of December 31, 2001 and December 31, 2000 was $14,980,475 and $16,201,219, respectively. The average yield on the investment contract was 8.57% and 9.74% for the years ended December 31, 2001 and December 31, 2000, respectively. The crediting interest rate on the contract is revalued every 12 months on January 1. As of December 31, 2001 and 2000, the crediting interest rate on the contract was 5.6% and 6.05%, respectively.

Administrative Expenses

The Company pays all of the administrative costs of the Plan using forfeited participant balances.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

4. Investments

The following table presents individual investments that represent 5% or more of the Plan's net assets:

                                                                          December 31
                                                                   2001               2000
                                                             ---------------------------------
MetLife Guaranteed Fixed Income Account                       $   14,895,270   $    16,479,514
Harris Associates - Oakmark Fund                                   3,828,285         3,467,306
Loomis Sayles Small Cap Value Fund                                 3,338,487         3,726,720
State Street Research Mid Cap Value Fund                           3,144,831         3,105,090
MetLife Stock Market Index Guarantee Account                       1,338,843         2,150,554

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                              December 31
                                                                        2001               2000
                                                                  -----------------------------------
Net assets available for benefits per the financial statements    $     32,132,393   $     38,295,902
Benefit obligations currently payable                                      497,602            601,188
                                                                  -----------------------------------
Net assets available for benefits per the Form 5500               $     31,634,791   $     37,694,714
                                                                  ===================================

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

        Benefits paid to participants per the financial statements       $     10,489,292
        Add amounts currently payable at December 31, 2001                        497,602
        Less amounts currently payable at December 31, 2000                       601,188
                                                                         ----------------
        Benefits paid to participants per the Form 5500                  $     10,385,706
                                                                         ================

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

             Friede Goldman Halter, Inc. 401(k) Profit Sharing Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                        EIN: 72-1362492          PN: 001

                                December 31, 2001

                                                                Description of Investment,
                                                                 Including Maturity Date,
              Identity of Issue, Borrower,                           Rate of Interest,                  Current
                    or Similar Party                               Par or Maturity Value                 Value
-------------------------------------------------------------------------------------------------------------------
Mutual funds:
   State Street Research Mid Cap Value Fund                       185,317 shares                   $      3,144,831
   Loomis Sayles Small Cap Value Fund                             160,042 shares                          3,338,487
   Founders Balanced Fund                                         142,868 shares                          1,170,086
   Harris Associates - Oakmark Fund                               108,542 shares                          3,828,285
   Credit Suisse International Equity Fund                         43,994 shares                            524,412
   Scudder International Fund                                       3,065 shares                            112,366
   Janus Fund                                                      22,424 shares                            551,621
   Loomis Sayles Small Cap Growth Fund                             14,885 shares                            161,949
   Janus Balanced Fund                                             12,216 shares                            239,807
                                                                                                   ----------------
                                                                                                         13,071,844

Pooled separate account:
   *MetLife Stock Market Index Guarantee
     Account                                                        3,193 shares                          1,333,893


Money market fund:
   Fidelity Institutional Cash Portfolio U.S.
    Treasury Portfolio II CL. A.                                   15,673 shares                             15,673

*Friede Goldman Halter, Inc. common stock                       1,686,763 shares                            320,485

*Guaranteed fixed income account:
     MetLife Guaranteed Fixed Income Account              Guaranteed interest contract, 5.6%             14,895,270

*Loans to participants                                    Maturity dates ranging through August
                                                            2013 at interest rates from 7.5% to
                                                            10.5%; payments are made through
                                                            payroll deduction; loans are
                                                            collateralized by participant's
                                                            vested account balance                        2,283,101
                                                                                                   ----------------
                                                                                                   $     31,920,266
                                                                                                   ================

*Indicates party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             THE FRIEDE GOLDMAN HALTER, INC.
                                             401(K) PROFIT SHARING PLAN



                                             By:  FRIEDE GOLDMAN HALTER, INC.
                                             Plan Administrator



               July 15, 2002                 By:  /s/ Richard T. McCreary
                                             ----------------------------------
                                             Richard T. McCreary
                                             Group President, Halter Marine


               July 15, 2002                 By:  /s/ Leamon C. Cooley Jr.
                                             ----------------------------------
                                             Leamon C. Cooley Jr.
                                             Director of Human Resources